

HERITAGE
COMMERCE CORP

July 28, 2009

Forward Looking Statement Disclaimer

Heritage Commerce Corp Profile



- 10 full service branch offices in Santa Clara, Alameda, and Contra Costa counties in California.

- Heritage Bank of Commerce is a California state chartered bank opened in 1994.

- A multi-community independent bank that offers a full range of banking services to small to medium sized businesses and their owners, managers and employees.

- Acquired Diablo Valley Bank in June 2007 with $250 million in assets.

- $1.4 billion total assets at June 30, 2009.

Community Business Banking

- **Core Clientele**
  - Closely held businesses
  - Middle market and small businesses
  - Professionals
  - High net worth individuals

- **Specialty Expertise**
  - SBA lending and loan sales
  - Interim construction and land development lending
  - Cash management
  - Non-profit organizations
    - Education
    - Churches
  - Homeowner associations
  - Commercial property and asset management
  - Qualified intermediaries



Bay Area Franchise – 10 Branches

HERITAGE COMMERCE CORP

- **Contra Costa County**
  - Danville
  - Walnut Creek
- **Alameda County**
  - Fremont
  - Pleasanton
- **Santa Clara County**
  - Gilroy
  - Los Altos
  - Los Gatos
  - Morgan Hill
  - Mountain View
  - San Jose (Headquarters)



Deposits By Branch (in $000's)

As of June 30, 2009

- $598,259 San Jose
- $146,422 Los Altos
- $106,340 Pleasanton
- $ 98,588 Danville
- $ 67,279 Fremont
- $ 45,453 Walnut Creek
- $ 35,354 Los Gatos
- $ 31,563 Mt. View
- $ 21,252 Morgan Hill
- $ 13,037 Gilroy



Expansion Since 2007

■ **Expansion of East Bay Presence**

- **Acquired Diablo Valley Bank in June 2007**
  - Two East Bay locations – Danville and Pleasanton
  - Founded in late 2003
  - Community business bank with $250MM in assets



- **Walnut Creek Regional Office**
  - Opened in August 2007
  - Key commercial market in East Bay

Key Personnel Since 2007

- **Key Business Production Personnel Acquisitions**
  - Hired premier loan team in Pleasanton market
  - Hired SBA management/sales team
  - Hired successful deposit generators in key markets

- **Key Executive Management Team Additions**
  - Chief Credit Officer – August 2008
  - General Counsel / Corporate Secretary – November 2008
  - Chief Administrative Officer – July 2009

Heritage Financial Summary

- **Financial Results for the Quarter Ended June 30, 2009**
  - Net loss of $5.4 million
  - Net loss available to common shareholders of $6.0 million
  - $(0.51) per diluted common share
  - $10.7 million provision for loan losses
  - 3.55% net interest margin, up 20 bp from 1Q09
  - Increase in noninterest expense due to:
    - Higher FDIC premiums
    - Professional fees

- **Credit Quality for the Quarter Ended June 30, 2009**
  - 4.30% NPA/Assets
  - $3.2 million net charge-offs
  - 2.70% Allowance for loan losses/Total loans
  - 54% Allowance for loan losses/Nonperforming loans

Heritage Financial Summary (continued)

- **Balance Sheet at June 30, 2009**
  - $1,162 million total loans
  - $1,164 million total deposits
  - $1,437 million total assets
  - $175 million total equity

- **Capital at June 30, 2009**
  - 9.80% Leverage ratio
  - 6.43% Tangible common equity/Tangible assets
  - $40 million preferred stock from U.S. Treasury Capital Purchase Program (Tier 1 capital) in November 2008



Total Assets (in $000's)



Total Loans (in $000's)



Total Deposits (in $000's)





Net Interest Income (in $000's) & Net Interest Margin

Provision for Loan Losses (in $000's)





Pre-Tax/Pre-Loan Loss Provision Income (in $000's)

*annualized year-to-date

Capital Base



Shareholders' Equity

($ in millions)

At June 30, 2009

- 9.80% Leverage Ratio

- 12.15% Equity/Assets

- $40 million Preferred Stock from U.S. Treasury Capital Purchase Program

- Filed a Shelf Registration for up to $65 million in capital

Loan Portfolio (in $000's)

As of June 30, 2009

$1,161,666



- Other 5%
- C & I 39%
- Land & Construction 20%
- Commercial RE 36%

Land & Construction Portfolio (in $000's)

As of June 30, 2009

$230,798



Commercial Real Estate Portfolio (in $000's)

As of June 30, 2009

$412,430



- Owner Occupied (Office, Industrial, Retail, Other) 50%
- Office - I/P 12%
- Retail - I/P 10%
- Light Industrial/ Warehouse/ R&D - I/P 9%
- Mixed Use 3%
- Other 16%

Credit Quality (in $000's)

As of June 30, 2009

Nonperforming Assets
$61,737

2Q 09 Net Charge-offs
$3,206





- C & I - 26%
- CRE - 5%
- Land & Construction - 63%
- 90 Days Past Due & Still Accruing - 1%
- OREO - 5%

- C & I - 5%
- CRE - 32%
- Land & Construction - 63%

Real Estate Mortgage-Non-Owner Occupied and Real Estate-Land & Construction (in $000's)



Credit Quality (continued)



NPA/Total Assets ALL/Loans

Deposit Mix by Type (in $000's)

As of June 30, 2009

$1,163,547



Brokered Deposits 19%

DDA Non-interest Bearing 22%

Time Deposits, $100K & over 15%

Time Deposits, under $100K 4%

Savings and Money Market 28%

DDA Interest Bearing 12%

Strategy:

**Position Bank for Return to
Top Quartile Performance in 2010**

- **Focus on Credit Quality**
  - Reduce and manage CRE investor and construction & land loan concentration levels
  - Enhanced monitoring process of existing portfolios
  - Increasing size of workout group – indentified classified loan relationships transferred to workout group
  - Quarterly review of the loan portfolio credit quality
  - Review real estate portfolio credit quality twice quarterly
  - Most real estate loans approved by Executive Loan Committee
  - Monthly forecasting/strategy meeting on all classified loans
  - Revised ALLL policy and methodology
  - Enhanced day to day risk management
    - Enhanced risk grading
    - Amended loan policies covering real estate, environmental risks and appraisals

Strategy (continued):

Position Bank for Return to Top Quartile Performance in 2010

- **Maintain Solid Capital Position**
    - Manage balance sheet growth
    - Adjust loan portfolio mix to reduce risk
    - Manage risk-weighted assets
    - Maintain "well-capitalized" position
    - Review and evaluate strategies and opportunities to raise capital
    - Issued $40 million in TARP preferred stock

Strategy (continued):

HERITAGE COMMERCE CORP

Position Bank for Return to Top Quartile Performance in 2010

- **Focus on Liquidity**
  - Compensation plan includes deposit hurdles for line officers
  - Maintain Bank lines of credit with FHLB and FRB
  - Specialized deposit officers
  - Target new deposit niches:
    - Non Profit Organizations
    - Homeowner Associations
    - Commercial Property and Asset Management
    - Qualified Intermediaries
  - Manage/reduce brokered CDs
    - Market CDARS program
  - Reduce loan to deposit ratio
  - Focus on developing deposit relationships
  - Review other liquidity options, such as:
    - Deposit campaigns

Strategy (continued):

Position Bank for Return to
Top Quartile Performance in 2010

- **Improve Net Interest Margin**
  - Increase loan rates
  - Aggressively add floors on floating rate loans
  - Reduce NPAs
  - Manage deposit interest rates, reduce higher cost deposits

- **Control Costs**
  - Return to a reasonable efficiency ratio
    - Adjust costs to asset and revenue size
    - Review benefit packages
    - Review efficiency / consolidation opportunities

HERITAGE COMMERCE CORP

Heritage Bank Strengths

- Capital

- Management depth / experience

- Highly experienced relationship managers

- Good locations and markets

- Brand recognition in the South Bay and East Bay

- Strong service levels

- Solid core deposit base

- Strong Board of Directors



Contact Information



Walter T. Kaczmarek
President and Chief Executive Officer
408.494.4500

Dan T. Kawamoto
Executive Vice President
Chief Administrative Officer
408.534.4935

Lawrence D. McGovern
Executive Vice President
Chief Financial Officer
408.494.4562

Corporate Headquarters
150 Almaden Boulevard
San Jose, CA 95113

NASDAQ: HTBK